Eaton Vance Closed-End Funds (CEFs)

Eaton Vance New York Municipal Bond Fund (ENX)
Eaton Vance California Municipal Bond Fund (EVM)

Institutional Shareholder Services (ISS) Supplement

August 2024

Fund Mergers Resulted in Cost Savings

- On December 14, 2018, Eaton Vance California Municipal Bond Fund II ("EIA") merged with and into EVM, and Eaton Vance New York Municipal Bond Fund II ("NYH") merged with and into ENX.

	EIA	EVM	PRO FORMA	EVM	
	March 31, 2018[1]			Sept. 30, 2023[2]	March 31, 2024[3]
Net Assets Attributable to Common Shares	$48.4 M	$255.9 M	$304.2 M	$236.2 M	$255.9 M
Total Expense Ratio (TER)	3.01%	2.82%	2.78%	3.04%	2.58%
TER *ex borrowing costs*[4]	1.28%	1.15%	1.14%	1.07%	0.98%

[1] Source: https://www.sec.gov/Archives/edgar/data/1177161/000094039418001565/evmn148cafinal.htm. Information regarding "Net Assets Attributable to Common Shares" is as of March 31, 2018; information regarding TER and TER ex borrowing costs is for the 12-month period ended March 31, 2018.
[2] Source: https://www.sec.gov/Archives/edgar/data/1177161/000119312523291551/d633866dncsra.htm. Information regarding "Net Assets Attributable to Common Shares" is as of September 30, 2023; information regarding TER and TER *ex borrowing costs* is for the 12-month period ended September 30, 2023.
[3] Source: https://www.sec.gov/Archives/edgar/data/1177161/000119312524146865/d836650dncsrs.htm. Information regarding "Net Assets Attributable to Common Shares" is as of March 31, 2024; information regarding TER and TER *ex borrowing costs* is for the 6-month period ended March 31, 2024.
[4] "TER *ex borrowing costs*" excludes interest expenses and fees associated with leverage through Institutional MuniFund Term Preferred Shares (IMTP) and residual interest bond (RIB) financing, as applicable.

	NYH	ENX	PRO FORMA	ENX	
	March 31, 2018[1]			Sept. 30, 2023[2]	March 31, 2024[3]
Net Assets Attributable to Common Shares	$32.2 M	$204.2 M	$236.3 M	$174.4 M	$192.9 M
Total Expense Ratio (TER)	3.14%	2.66%	2.66%	3.44%	2.86%
TER *ex borrowing costs*[4]	1.45%	1.12%	1.12%	1.11%	1.02%

[1] Source: https://www.sec.gov/Archives/edgar/data/1177162/000094039418001575/nyproxyfinal.htm. Information regarding "Net Assets Attributable to Common Shares" is as of March 31, 2018; information regarding TER and TER ex borrowing costs is for the 12-month period ended March 31, 2018.
[2] Source: https://www.sec.gov/Archives/edgar/data/1177162/000119312523291552/d636181dncsra.htm. Information regarding "Net Assets Attributable to Common Shares" is as of September 30, 2023; information regarding TER and TER *ex borrowing costs* is for the 12-month period ended September 30, 2023.
[3] Source: https://www.sec.gov/Archives/edgar/data/1177162/000119312524146876/d827282dncsrs.htm. Information regarding "Net Assets Attributable to Common Shares" is as of March 31, 2024; information regarding TER and TER *ex borrowing costs* is for the 6-month period ended March 31, 2024.
[4] "TER *ex borrowing costs*" excludes interest expenses and fees associated with leverage through IMTP and RIB financing, as applicable.

- "TER *ex borrowing costs*" is the most relevant metric to analyze fund expenses for this purpose, as it excludes the impact of borrowing costs that fluctuate over time (including as a result of interest rate changes).

Observations Regarding the Funds' Morningstar Peer Groups

- There are some limitations in the comparability of the Funds to their respective Morningstar peer groups due to different credit quality policies.

- EVM and ENX each are required to invest at least 80% of their portfolios in municipal obligations rated "**A**" or better; the other funds in their peer groups generally are required to invest at least 80% of their portfolios in securities rated "**BBB**" or better.

- EVM and ENX each have higher "Average Surveyed Credit Ratings" relative to peer groups. EVM and ENX have Average Surveyed Credit Rating of "**AA-**"; each of their peer groups has an Average Surveyed Credit Rating of "**A**."

- EVM and ENX have generated returns in line with peer averages notwithstanding these differences and the general outperformance of lower rated municipal obligations during recent time periods.

Each Board has been <u>PROACTIVE</u> (not Reactive) in Reviewing the Fund's Distributions

- Each Board reviews the Fund's distributions at least quarterly and more frequently as the Board deems necessary or desirable.

Time Period/Date	Relevant Event
Q4 2023	In the fourth quarter 2023, the boards of the Eaton Vance municipal closed-end funds considered substantial increases to the funds' monthly distribution rates. On December 21, 2023, a press release was issued, announcing the increases to the monthly distribution rates of six Eaton Vance municipal closed-end funds, including EVM and ENX, effective January 2024.
May 14, 2024	Saba Capital Management, L.P. ("Saba Capital") filed an amended Schedule 13D/A, disclosing that on May 10, 2024, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital (together with its affiliated entities, "Saba"), submitted to each Fund a notice of intent informing the Fund of its intention to nominate two individuals as independent trustees for election to the Board at the Fund's 2024 annual shareholder meeting.
Q2 2024	In the second quarter 2024, the boards of the certain of the Eaton Vance municipal closed-end funds considered additional increases to the funds' monthly distribution rates. On July 1, 2024, the Eaton Vance funds issued a routine press release related to distributions. The press release noted distribution increases for certain funds, including EVM and ENX.
July 2, 2024	Saba filed its definitive proxy statement.

- The January 2024 monthly distribution rate increases pre-dated by several months Saba's announcement of its intention to nominate two individuals to each Board.

- The monthly distribution rate increases in January and July 2024 applied to all Eaton Vance municipal closed-end funds, not just those with large activist positions.

Each Board's Closed-End Fund Governance Structure

- Each Board discusses closed-end fund matters at each regular Board meeting.

- Each Board's Committee on Closed-End Fund Matters:
  - considers, evaluates and makes recommendations to the Board with respect to closed-end fund matters; and
  - facilitates meetings and discussions on closed-end matters between regular Board meetings as necessary.

- All actions relating to the closed-end funds are considered and approved at the **Board** level.